UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JANUARY 06, 2005                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                    JANUARY 06, 2005

           MORE HIGH GRADE SILVER AT LOMA DE LA PLATA AND SECTOR ZETA
                      ON IMA'S NAVIDAD SILVER-LEAD PROJECT

IMA EXPLORATION INC. (IMR - TSX.V, IMXPF - OTC.BB) is pleased to announce the complete results of surface rock sampling at the Loma de la Plata and Sector Zeta targets on it's 100% owned Navidad project in Patagonia, Argentina. Loma de la Plata and Sector Zeta are located approximately 4 km to 5 km to the west of Galena Hill Deposit. Both zones show excellent potential to add to the 268 million ounce indicated silver resource (80.8 Mt @ 103 g/t silver) that has been defined to date at Galena, Connector, and Navidad Hills (see attached map).

At Loma de la Plata, an area of approximately 400 x 400 metres, has been systematically sampled with twelve lines of continuous and semi-continuous channel samples, these sample lines range in length from 12.5 to 135.9 metres (see attached table). New results from the Loma de la Plata results include the following:

                 Line LP-2:     103.3 metres of 290 g/t silver
                 Line LP-9:      49.5 metres of 410 g/t silver
                 Line LP-10:     56.0 metres of 452 g/t silver

Previously announced results (see December 9, 2004 news release) include the following:

                 Line LP-1: 40.1 metres of 740 g/t silver Line LP-3: 42.9 metres of 684 g/t silver Line LP-4: 135.9 metres of 159 g/t silver Line LP-7: 48.5 metres of 315 g/t silver

At Sector Zeta, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres (see attached figure). Highlights of the Sector Zeta results include:

                 Line Z-5:        8.0 metres of 105 g/t Silver and 1.14% Copper
                 Line Z-6:       12.0 metres of 112 g/t Silver and 1.13% Copper
                 Line Z-7:       12.0 metres of 133 g/t Silver and 3.27% Copper

Ongoing work and pending results from the Navidad project include Phase III drilling (13 holes were competed prior to the Christmas break), the expanded soil sampling grid (1,366 new samples collected to the southwest of the present grid), a large expansion to the geophysical grid, and ongoing prospecting, mapping, and rock sampling. Results from this work and continued Phase III drilling at Calcite Hill, Navidad Hill, and the Connector Zone will be released as they become available.

The Loma de la Plata zone is hosted within quartz-eye latite volcanic rocks that dip to the northeast at 15 to 45 degrees. Mineralization occurs in micro-veinlets and breccia zones and consists primarily of minor galena and copper oxides with common native silver. A more complete geological description of the Loma de la Plata zone can be found in the December 9, 2004 press release that included partial results from sample lines LP-1 to LP-7, more detailed maps and cross sections of the zone can be found at IMA's website (www.imaexploration.com).

NEWS RELEASE                                                     JANUARY 6, 2005
IMA EXPLORATION INC.                                                      PAGE 2
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Mineralization  at Sector Zeta  predominantly  consists of green  copper  oxides within argillicly altered latite volcanic rocks that are often brecciated. IMA geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown, drill data will be needed to unambiguously define the geometry and size of the mineralization.

The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, can not be determined from the data available to date. Drilling will be required to determine the distribution of grades at depth and the true thickness of the mineralization at Loma de la Plata.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current program. For more information and maps depicting the work described herein please visit IMA's web site at http://www.imaexploration.com/.

IMA is well financed to execute several significant drill programs to continue to test the numerous remaining targets at Navidad as well as conduct a regional review of the Company's large adjoining land package. The Company has over 10 years experience in Argentina and is focused on the exploration and development of its' 100% owned Navidad silver discovery.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 1

RELEASE                                                          JANUARY 6, 2005
IMA EXPLORATION INC.                                                      PAGE 3
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                TABLE 1: COMPLETE LOMA DE LA PLATA TRENCH RESULTS

--------------------------------------------------------------------------------
                                                    LWA         LWA          LWA
LINE                                  LENGTH      SILVER      COPPER        LEAD
                                     (METRES)      (G/T)        (%)          (%)
--------------------------------------------------------------------------------

Line LP-1                               40.1        740         0.10        0.16
--------------------------------------------------------------------------------
Line LP-2 -  total                     103.3        290         0.04        0.02
             unsampled gaps             35.6          -            -           -
             sampled portion only       67.7        442         0.05        0.08
--------------------------------------------------------------------------------
Line LP-3                               42.9        684         0.09        0.23
--------------------------------------------------------------------------------
Line LP-4 -  total                     135.9        159         0.04        0.02
             unsampled gaps             63.4          -            -           -
             sampled portion only       72.5        298         0.07        0.03
--------------------------------------------------------------------------------
Line LP-5                               24.0        260         0.08        0.02
--------------------------------------------------------------------------------
Line LP-6                               15.0        384         0.17        0.01
--------------------------------------------------------------------------------
Line LP-7 -  total                      48.5        315         0.15        0.01
             unsampled gaps             19.0          -            -           -
             sampled portion only       29.5        518         0.25        0.01
--------------------------------------------------------------------------------
Line LP-8 -  total                      61.2        168         0.02        0.51
             unsampled gaps             26.6          -            -           -
             sampled portion only       34.6        297         0.04        0.89
--------------------------------------------------------------------------------
Line LP-9 -  total                      49.5        410         0.05        0.05
             unsampled gaps             11.6          -            -           -
             sampled portion only       37.9        535         0.06        0.07
--------------------------------------------------------------------------------
Line LP-10 - total                      56.0        452         0.09        0.00
             unsampled gaps             19.9          -            -           -
             sampled portion only       36.1        701         0.13        0.00
--------------------------------------------------------------------------------
Line LP-11                              12.5        162         0.04        0.02
--------------------------------------------------------------------------------
Line LP-12 - total                      29.9         50         0.01        0.06
             unsampled gaps             16.5          -            -           -
             sampled portion only       13.4        111         0.02        0.13
--------------------------------------------------------------------------------

RELEASE                                                          JANUARY 6, 2005
IMA EXPLORATION INC.                                                      PAGE 4
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                       TABLE 2: SECTOR ZETA TRENCH RESULTS

--------------------------------------------------------------------------------
                                                    LWA         LWA          LWA
LINE                                  LENGTH      SILVER      COPPER        LEAD
                                     (METRES)      (G/T)        (%)          (%)
--------------------------------------------------------------------------------

Line Z-1                                30.0         19         0.44        0.00
--------------------------------------------------------------------------------
Line Z-2                                10.0         54         0.85        0.00
--------------------------------------------------------------------------------
Line Z-3                                21.1         29         0.65        0.08
--------------------------------------------------------------------------------
Line Z-4                                 6.7         53         0.43        0.00
--------------------------------------------------------------------------------
Line Z-5                                23.0         58         0.70        0.00
    including                            8.0        105         1.14        0.00
--------------------------------------------------------------------------------
Line Z-6                                60.0         61         0.64        0.00
    including                           12.0        112         1.13        0.00
--------------------------------------------------------------------------------
Line Z-7                                26.0         63         1.56        0.00
    including                           12.0        133         3.27        0.00
--------------------------------------------------------------------------------

Notes:

1.   "LWA" indicates length weighted average grade.
2. Line totals include the complete length of the trench with unsampled portions included at zero grade.
3. Lines LP-1 through LP-7 were previously released, see December 9, 2004 press release. Previously released results are indicated in this release with an asterix (*).
4. Line LP-2 includes 39.3 metres that were previously released and a 64.0 metre extension.

RELEASE                                                          JANUARY 6, 2005
IMA EXPLORATION INC.                                                      PAGE 5
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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                 LOMA DE LA PLATA - CHANNEL SAMPLE RESULTS MAP

               NAVIDAD PROJECT - LOCATION OF PRINCIPAL ZONES MAP

             SECTOR ZETA - CHANNEL SAMPLE LOCATIONS AND RESULTS MAP

      To view this page of small maps please visit the Company's website:

                            www.imaexplorations.com

                                       or

                          Canadian SEDAR filing site:

                                 www.sedar.com